# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alphabet Inc., CIK 0001652044
CUSIP: 02079K305
Title of class of securities: Class A Common Stock, Class B Common Stock
Address of issuer's principal executive offices: 1600 Amphitheatre Parkway, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001295032

## Reporting persons
- Sergey Brin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 359,414,947; shared voting power 0; sole dispositive power 359,414,947; shared dispositive power 0; aggregate amount beneficially owned 359,414,947 (5.81% of the class)
  Comment: Ownership comprises (i) 474,969 shares of Class A Common Stock held directly by Mr. Brin; (ii) 358,594,578 shares of Class B Common Stock held directly by Mr. Brin; (iii) 172,700 shares of Class B Common Stock held by SMB Pacific 2021 Charitable Remainder Unitrust I of which Mr. Brin is the sole trustee; and (iv) 172,700 shares of Class B Common Stock held by SMB Pacific 2021 Charitable Remainder Unitrust II, of which Mr. Brin is the sole trustee. Ownership of Class A Common Stock assumes conversion of all such reporting person's shares of Class B Common Stock into shares of Class A Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. All other rights of the holders of Class A Common Stock and Class B Common Stock are identical. The ownership percentages set forth above are based on 5,822,013,593 shares of Class A Common Stock and 837,430,561 shares of Class B Common Stock of Alphabet Inc. outstanding at December 31, 2025. The CUSIP for Class B Common Stock is 02079K 206.

## Item 1. Issuer
Name of issuer: Alphabet Inc.
Address of issuer's principal executive offices: c/o Alphabet Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043

## Item 2. Person Filing
Name of person filing: Sergey Brin
Address of principal business office or, if none, residence: c/o Alphabet Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043
Citizenship: United States of America

## Item 4. Ownership
Amount beneficially owned:
359,414,947 - Class A Common Stock
358,939,978 - Class B Common Stock

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the Reporting Person and (ii) calculating the percentages of the Class A Common Stock owned by the Reporting Person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 5,822,013,593 shares of Class A Common Stock and 837,430,561 shares of Class B Common Stock of Alphabet Inc. outstanding at December 31, 2025.
Percent of class:
5.81% - Class A Common Stock
42.86% - Class B Common Stock
Sole power to vote or to direct the vote:
359,414,947 - Class A Common Stock
358,939,978 - Class B Common Stock
Shared power to vote or to direct the vote:
0
0
Sole power to dispose or to direct the disposition:
359,414,947 - Class A Common Stock
358,939,978 - Class B Common Stock
Shared power to dispose or to direct the disposition:
0
0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
3. Pursuant to a power of attorney dated as of October 2, 2015, which was filed with the Securities and Exchange Commission as an attachment to a Schedule 13G/A filed with respect to Mr. Brin on February 11, 2016, File No. 005-89274.

## Signatures
- Sergey Brin: /s/ Kent Walker, Kent Walker as Attorney-in-Fact for Sergey Brin (02/17/2025)